UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)
ATLAS AMERICA, INC.
(Name of Subject Company (Issuer))

Atlas America, Inc. (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Shares, $.01 par value
(Title of Class of Securities)

049167109
(CUSIP Number of Class of Securities)

Edward E. Cohen
Chairman, Chief Executive Officer and President
Atlas America, Inc.
311 Rouser Road
Moon Township, PA 15108
(412) 262-2830
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy to:
Lisa A. Ernst
Ledgewood
1900 Market Street
Philadelphia, PA 19103
(215) 731-9450

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

$105,300,000	$11,268

*	The filing fee was previously paid. Calculated solely for the purpose of determining the amount of the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934. This amount is based upon the purchase of 1,950,000 common shares at the maximum tender offer price of $54.00 per share.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

INTRODUCTION

This Amendment No. 2 to Tender Offer Statement on Schedule TO relates to the offer by Atlas America, Inc., a Delaware corporation (“Atlas”), to purchase for cash up to 1,950,000 of its common shares, $0.01 par value, or such lesser number of common shares as is validly tendered and not validly withdrawn, at a price of not less than $52.00 nor greater than $54.00 per share, without interest. Atlas’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 8, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were previously filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The information contained in the offer is incorporated herein by reference in response to all of the items of this Schedule TO except that such information is hereby amended and supplemented to the extent specifically provided herein. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 11.	Additional Information.

Item 11(b) of the Schedule TO is hereby amended and supplemented by adding the following:

On March 14, 2007, Atlas issued a press release announcing the preliminary results of the offer, which expired at 5:00 p.m., New York City time, on Friday, March 9, 2007. A copy of the press release is filed as Exhibit (a)(5)(iii) to this Schedule TO and incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)*	Offer to Purchase, dated February 8, 2007.
(a)(1)(ii)*	Letter of Transmittal.
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(v)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 8, 2007.
(a)(1)(vi)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vii)*	Letter to Participants in Atlas America’s 401(k) Plan.
(a)(1)(viii)*	Letter to Participants in Resource America’s 401(k) Plan.
(a)(1)(ix)*	Letter to Shareholders.
(a)(2)	None.

(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)*	Press release, dated January 30, 2007 (incorporated herein by reference to Atlas’s Tender Offer Statement on Schedule TO filed January 30, 2007 Exhibit 99.1]).
(a)(5)(ii)*	Press Release, dated February 8, 2007.
(a)(5)(iii)	Press Release, dated March 14, 2007.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATLAS AMERICA, INC.

By:	/s/ Edward E. Cohen
Name: Edward E. Cohen

Title:	Chairman of the Board of
Directors, Chief Executive Officer
and President

Dated: March 15, 2007

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated February 8, 2007.
(a)(1)(ii)*	Letter of Transmittal.
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(v)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 8, 2007.
(a)(1)(vi)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vii)*	Letter to Participants in Atlas America’s 401(k) Plan.
(a)(1)(viii)*	Letter to Participants in Resource America’s 401(k) Plan.
(a)(1)(ix)*	Letter to Shareholders.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)*	Press release, dated January 30, 2007 (incorporated herein by reference to Atlas’s Tender Offer Statement on Schedule TO filed January 30, 2007 Exhibit 99.1]).
(a)(5)(ii)*	Press Release, dated February 8, 2007.
(a)(5)(iii)	Press release, dated March 14, 2007.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed